Syra Health Corp.

1110 Keystone Way N. #201

Carmel, IN 46032

September 29, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Syra Health Corp.
Withdrawal of Registration Statement on Form S-1
File No. 333-298924

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Syra Health Corp. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2026.

The Registrant is requesting to withdraw the Registration Statement because it has elected to register the shares of common stock underlying the warrants on Form S-1, as a post-effective amendment to registration statement on Form S-1 (File No. 333-281583) filed with the SEC on August 15, 2024, and declared effective on September 12, 2024. The Registrant confirms the Registration Statement was never declared effective and that no securities were sold for resale as contemplated by the Registration Statement.

Please direct any questions or comments regarding this correspondence to our counsel, Jeffrey J. Fessler of Sheppard Mullin Richter & Hampton LLP, at (212) 653-8700.

Thank you for your assistance in this matter.

Sincerely,

Syra Health Corp.

/s/ Gregory R. Alexander
Gregory R. Alexander
Chief Executive Officer

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